9/29

07027689

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME DFS Entertainment Multimedia

*CURRENT ADDRESS

PROCESSED

NOV 0 2 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04245 FISCAL YEAR 5-5-07

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dew

DAT : 11/1/07

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

PRESS RELEASE

Thursday, July 26, 2007

For Immediate Release — Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES RESULTS FOR FISCAL 2007

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, today reported its consolidated operating results for the fiscal year ended May 5, 2007.

Sales for the fiscal year ended May 5, 2007 were $11,009,798 compared to $9,975,179 for the previous fiscal year, an increase of 10%.

Earnings before income taxes for the fiscal year were $1,203,450 compared to $521,404 for the same period last year. Net earnings for the fiscal year were $787,408 or $0.10 per share, compared to $344,875 or $0.04 per share for the previous fiscal year, an increase of 128%.

Denis B.E. Donnelly, President and CEO, stated, "In Fiscal 2007, we accomplished our goals with BFS reporting record sales and net earnings.

In January, BFS' strong balance sheet enabled the company to extend the benefit to shareholders by paying out a dividend of three cents per common share; as well, our strong cash flows over the past several years have eliminated our past bank debt and produced cash balances of over $1.6 million as at May 5, 2007.

BFS is now well positioned to accelerate its sales and profitability growth with new and exciting product offerings planned for Spring 2008, which will complement and continue to exploit its successful business model."

FINANCIAL HIGHLIGHTS (audited)	Fiscal years ended			
		May 5, 2007		May 6, 2006
Sales	$	**11,009,798**	$	9,975,179
Earnings before income taxes		**1,203,450**		521,404
Income taxes		**416,042**		176,529
Net earnings		**787,408**		344,875
Basic and diluted earnings per share	$	**0.10**	$	0.04

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution (76% of which is in the United States) is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

PRESS RELEASE

Wednesday, August 8, 2007

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES NEW DIVISION – BODHI LIFESTYLE™

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario is pleased to announce the formation of its **Bodhi Lifestyle™** division, which will focus on Health and Wellness programming. BFS will target the **Bodhi Lifestyle™** division at those with a growing awareness and desire for quality and longevity of life through the maintenance of a healthy lifestyle. (Bodhi is a Sanskrit word for 'awakened' and is generally translated as 'enlightenment'.)

Denis B. E. Donnelly, President & CEO, stated, "The **Bodhi Lifestyle™** division will parallel our already successful business model in terms of business to business distribution of home video programmes, development of programmes through co-production and production and the expansion of our direct to consumer catalogue and e-commerce site. Other exciting opportunities will exist for the consumer division, where we anticipate a substantial part of the revenue will be derived from expanded video and lifestyle products.

BFS will utilize its existing and successful distribution channels for its new genre of product, which will generate significant incremental revenues in the future. Health and Wellness is an enormous field with an ever-increasing level of consumer awareness. BFS has an excellent and proven track record in niche marketing and maintains a well-established business model with which to support this new growth opportunity."

Denis Donnelly further added, "The Corporation has been looking for several years for the right acquisition fit and after careful consideration, its management realised the greatest opportunity lay in extending 'what we already do best'. We have the model and we now have an extremely large niche to add to our portfolio with extensive opportunities. We believe this will provide significant increases in earnings growth over the next few years."

The division is scheduled to launch officially at the start of calendar 2008.

BFS is a recognised independent manufacturer and distributor of home video with head office in Richmond Hill, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
Denis B.E. Donnelly
President & CEO
E-mail: ceo@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

B•F•S | ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

PRESS RELEASE

Friday, August 10, 2007

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ACQUIRES NEW HEALTH AND WELLNESS PROGRAMMING

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announced today that it has acquired for exclusive North American distribution, a library of approximately 25 hours of Health and Wellness Programming ranging from Pilates to Feng Shui and in keeping with the objective of its recently announced division **Bodhi Lifestyle™**.

Stated Denis B.E. Donnelly, CEO., "We are very pleased to complete this agreement which will provide twenty titles and will be a great start for **Bodhi Lifestyle™**. It will also provide an ongoing opportunity to further develop programmes with IMC Vision Limited. based in England, from whom the library was acquired. IMC is a leading UK supplier and producer of Health and Wellness Programmes for the past ten years.

BFS is a recognised independent manufacturer and distributor of home video with head office in Richmond Hill, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
Denis B.E. Donnelly
President & CEO
E-mail: ceo@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

PRESS RELEASE

Wednesday, August 15, 2007

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ACQUIRES NEW HEALTH AND WELLNESS PROGRAMMING

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announced today that it has acquired for exclusive North American distribution, a library of approximately 25 hours of Health and Wellness Programming ranging from Pilates to Feng Shui and in keeping with the objectives of its recently announced division **Bodhi Lifestyle™**.

Stated Denis B.E. Donnelly, CEO., "We are very pleased to complete this agreement which will provide twenty titles and will be a great start for **Bodhi Lifestyle™**. It will also provide an ongoing opportunity to further develop programmes with IMC Vision Limited based in England, from whom the library was acquired. IMC is a leading UK supplier and producer of Health and Wellness Programmes for the past ten years.

BFS is a recognised independent manufacturer and distributor of home video with head office in Richmond Hill, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the **BFS Video** and **American Home Treasures** video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
Denis B.E. Donnelly
President & CEO
E-mail: ceo@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

B•F•S | ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

PRESS RELEASE

Tuesday, August 28, 2007

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED IS PROUD TO ANNOUNCE ITS 'GREEN' PACKAGING INITIATIVE FOR DVDs

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario announced today that its new **Bodhi Lifestyle™** Division, devoted to health and wellness, will be releasing its initial collection of over twenty titles this Fall. This line will be packaged entirely in environmentally friendly materials.

Denis Donnelly, President & CEO stated today "This will be the first home video product line in North America that we know of, to be completely packaged in environmentally friendly material; it is recyclable and biodegradable when composted. It is printed using vegetable based inks and recycled board, the disc tray is a starch based fibre material and the shrink wrap is derived from corn.

This 'green' packaging exemplifies the nature and objectives of the **Bodhi Lifestyle™** Division and is something that we intend to roll out in other areas of our business, further reinforcing our commitment to a clean and sustainable environment.

BFS has committed, to use recycled and biodegradable materials and to eliminate all unnecessary packaging, plastics and waste where possible for the purpose of protecting the environment.

I believe that good corporate governance today has to include responsibility for the impact that corporations have on the environment and that if we all make the necessary effort we will be contributing greatly to the needs of our children and future generations."

Denis Donnelly further stated "Normally when a corporation makes an announcement such as this we would prefer our endeavours to be exclusive, but in this instance we hope that all of our peers, large and small, will quickly follow."

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the **BFS Video, American Home Treasures** and **Bodhi Lifestyle™** brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
Denis B.E. Donnelly
President & CEO
E-mail: ceo@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

PRESS RELEASE

Friday, September 21, 2007

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES NORMAL COURSE ISSUER BID

Richmond Hill, Ontario, Canada, September 21, 2007: BFS Entertainment & Multimedia Limited ("BFS") announced today that the TSX Venture Exchange has accepted BFS' notice of intention to make a normal course issuer bid for its common shares through the facilities of the TSX Venture Exchange.

On September 21, 2007, BFS may commence making purchases of up to a maximum of 412,283 common shares, which represents 5.3% of its issued and outstanding common shares and 10% of the 4,122,833 common shares of BFS held by persons other than senior officers, directors and principal shareholders of BFS. Any shares acquired will be purchased at the market price for the common shares at the time of acquisition and will be cancelled. Don Ross of Jones Gable & Company Limited will be the broker conducting the normal course issuer bid on behalf of the Company. The bid will terminate on the earlier of the date determined by BFS and September 20, 2008. BFS currently has 7,828,333 issued and outstanding common shares.

During the period ended September 20, 2007 (i.e. the period of the Company's most recently completed normal course issuer bid), no common shares were purchased by the Company pursuant to such normal course issuer bid.

Proceeding with the normal course issuer bid will give BFS the flexibility to purchase its common shares if it determines that, as a result of the difference between BFS' view of the fundamental value of the common shares and the market price, it is in the best interest of BFS to do so.

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the **BFS Video, American Home Treasures** and **Bodhi Lifestyle™** brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel: (905) 884-2323
Fax: (905) 884-8292
Corporate Website: www.bfsent.com

PRESS RELEASE

Tuesday October 2, 2007

For Immediate Release

Stock Symbol: TSX Venture Exchange: BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES FIRST QUARTER RESULTS

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, announced its unaudited consolidated financial and operating results for the first quarter ended August 4, 2007.

Sales for the quarter were $1,950,702 compared to $2,170,625 during the same quarter last year. Net income for the quarter was $56,710 ($0.01 per share) compared to $129,805 ($0.02 per share) in the same quarter last year.

Denis B.E. Donnelly, President and CEO stated, "Our first quarter is traditionally our weakest quarter. Our lower sales revenue and earnings from the prior year reflect the impact of a stronger Canadian dollar versus the United States dollar during the quarter. It is anticipated for the future that the addition of the recently announced Bodhi Lifestyle™ division will offset the impact of the weak U.S. dollar on earnings."

FINANCIAL HIGHLIGHTS (unaudited and not reviewed by an auditor)	Thirteen weeks ended			
		August 4, 2007		August 5, 2006
Sales	**$**	**1,950,702**	$	2,170,625
Income before income taxes		**101,580**		206,350
Income taxes		**44,870**		76,545
Net income		**56,710**		129,805
Basic and diluted earnings per share	**$**	**0.01**	$	0.02

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the **BFS Video**, **American Home Treasures** and **Bodhi Lifestyle™** brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 4, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 2, 2007

"signed" John Grzybowski
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certifies that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of BFS Entertainment & Multimedia Limited, (the issuer) for the interim period ending August 4, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated, or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: October 2, 2007

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

CIBC Mellon Trust Company

CIBC Mellon

October 2, 2007

ops@ccnmatthews.com
jgrzybowski@bfsent.com

TSX Venture

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Dear Sirs:

RE: BFS ENTERTAINMENT & MULTIMEDIA LIMITED

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on October 2, 2007:

X MD & A

X Interim Report for the Three Months Ended August 4, 2007

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Associate Manager, Trust Central Services

pk\CM_BFSInterim

SEC EXEMPTION #82-4245


FIRST 08
QUARTER

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited should be read in conjunction with the unaudited financial statements and related notes for the period ending August 4, 2007 and the audited financial statements and related notes for the period ending May 5, 2007. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. All information is presented in Canadian dollars.

This report may contain forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

This information contained in this management's discussion and analysis report updates for the year ended May 5, 2007 for material changes that have taken place.

Additional information relating to BFS is filed at www.sedar.com. This management's discussion and analysis is dated September 26, 2007.

RESULTS FROM OPERATIONS

Selected annual information of operations data *(Unaudited & not reviewed by an auditor)*		Thirteen Weeks Ending Aug. 4, 2007		Aug. 5, 2006
Sales	$	1,950,702	$	2,170,625
Cost of goods sold		682,275		822,603
Gross profit		1,268,427		1,348,022
Gross profit %		65%		62%
Selling and administrative expenses		1,028,805		1,079,309
Foreign exchange (gain) loss		62,924		(21,051)
Interest expense		3,873		780
Amortization		71,245		82,634
Net income		56,710		129,805
Basic and diluted earnings per share	$	0.01	$	0.02
Weighted average number of shares		7,828,833		7,828,833

Sales for the quarter were $1,950 702 compared to $2,170,625 during the same quarter last year. Reduction in the quarter is a result of the negative impact of a stronger Canadian dollar versus the United States dollar when compared to the same period in the previous year.

Gross profit for the quarter was $1,268,427 (65% of sales) compared to $1,348,022 (62% of sales) in the prior year.

Selling and administrative expenses for the quarter were $1,028,805 (53% of sales) compared to $1,079,309 (50% of sales) in the prior year. Salaries and benefits decreased by $12,884, shipping costs decreased by $9,693, trade show costs decreased by $4,548 and other expenses decreased by a net $23,379 for the three months over the previous year.

Amortization of capital assets and deferred development costs was $71,245 for the quarter compared to $82,634 in the prior year.

Income before income taxes in this quarter was $101,580 compared to $206,350 in the prior year.

Net income for the quarter was $56,710 or $0.01 per share for this quarter, compared to $129,805 or $0.02 per share in the prior year.

Weighted average number of shares outstanding for the first quarter was 7,828,333.

FINANCIAL CONDITION AS AT AUGUST 4, 2007

Selected data on financial condition *(Unaudited & not reviewed by an auditor)*		Thirteen Weeks Ending Aug. 4, 2007		May 4, 2007 *Audited*
Cash and cash equivalents	$	1,418,589	$	1,648,089
Net working capital		3,090,661		3,027,533
Total assets		4,785,638		5,211,636
Total long-term liabilities		37,083		45,632
Total liabilities		931,520		1,414,228
Shareholders' equity		3,854,118		3,797,408

Total assets of the company at the end of the quarter decreased to $4,785,638 compared to $5,211,636 at the prior year end, primarily due to a decrease in cash and cash equivalents, resulting from the final payment of fiscal year 2007 income taxes.

Cash and cash equivalents decreased by $229,500 from the prior year end to $1,418,589 of which $1,000,000 is invested in a prime-linked cashable GIC issued by the Royal Bank of Canada

Accounts receivable decreased by $243,520 from $844,585 at the prior year end due to normal seasonal decreases and reduced sales in the quarter.

Inventory decreased by $125,885 from $977,210 at the prior year end due to sales seasonality and timing of catalogue mailings.

Prepaid royalties for video products increased by $102,055 from $746,138 at the prior year end due to an increased activity of programme acquisition in this quarter.

Investment in productions remained unchanged at $100,000 from the prior year.

Capital assets decreased by $4,690 from $383,550 at the prior year end. Continuing capital expenditures for master tapes for the three months were $37,620.

Total liabilities decreased by $482,708 from $1,414,228 at the prior year end primarily from the decrease in accounts payable and income taxes payable.

Shareholders' equity increased by $56,710 from $3,797,408 at the prior year end. The share capital as at August 4, 2007 was $2,110,316 with 7,828,333 shares outstanding, which is unchanged from the prior year end

(continued)

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year end, the Company had an operating line of credit of $2,000,000 of which approximately $nil was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit. The Company at the end of the first quarter is in a cash positive position with no bank debt outstanding.

On September 19, 2006, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2007, a maximum of 412,283 shares of the corporation for cancellation. As at September 26, 2007, the Company has purchased no shares for cancellation.

SUBSEQUENT EVENTS

1. New BODHI LIFESTYLE™ Division announced

BFS announced on August 8, 2007 the formation of its BODHI LIFESTYLE™ Division, which will focus on Health and Wellness programming. BFS will target the BODHI LIFESTYLE™ Division at those with a growing awareness and desire for quality and longevity of life through the maintenance of an active and healthy lifestyle.

The BODHI LIFESTYLE™ Division will parallel the company's already successful business model in terms of business to business distribution of home video programmes, development of programmes through co-production and production and the expansion of our direct to consumer catalogue and e-commerce site. Other exciting opportunities will exist for the consumer division where BFS anticipates a substantial part of the revenue will be derived from expanded video and lifestyle products.

BFS will utilize its existing and successful distribution channels for its new genre of product, which will generate significant incremental revenues in the future. Health and Wellness is an enormous field with an ever increasing level of consumer awareness. BFS has an excellent and proven track record in niche marketing and maintains a well established business model with which to support this new growth opportunity.

The corporation has been looking for several years for the right acquisition fit and after careful consideration, its management realised the greatest opportunity lay in extending 'what we already do best'. BFS has the model and now has an extremely large niche to add to its portfolio with extensive opportunities. This will provide BFS with significant increases in earnings growth over the next few years

The division is scheduled to launch officially in early calendar 2008.

2. Normal Course Issuer Bid approved

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2008, a maximum of 412,283 shares of the corporation for cancellation. As at September 26, 2007, the Company has purchased no shares for cancellation.

Report to Shareholders

We are reporting our unaudited consolidated financial and operating results for the first quarter ended August 4, 2007.

Sales for the quarter were $1,950,702 compared to $2,170,625 during the same quarter last year. Net income for the quarter was $56,710 ($0.01 per share) compared to $129,805 ($0.02 per share) in the same quarter last year.

Our first quarter is traditionally our weakest quarter. Our lower sales revenue and earnings compared to the prior year reflect the impact of a stronger Canadian dollar versus the United States dollar. It is anticipated for the future that the addition of the recently announced Bodhi Lifestyle™ division will offset the impact of the weak U.S. dollar on earnings.

BFS Entertainment & Multimedia Limited is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports, documentaries and health and wellness and is sold under the BFS Video, American Home Treasures and Bodhi Lifestyle™ brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

Denis B.E. Donnelly
Chairman, President & CEO
September 26, 2007

Shareholders and other individuals requesting copies of the Annual and Quarterly Reports should contact:
INVESTOR RELATIONS
BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-mail: ir@bfsent.com Corporate Website: www.bfsent.com
E-Commerce Website: www.collectablesdirect.com

SEC EXEMPTION #82-4245

B·F·S ENTERTAINMENT & MULTIMEDIA LIMITED



2008 FIRSTQUARTER REPORT

FOR THE THREE MONTH PERIOD
ENDED **AUGUST 4, 2007**

Consolidated Statements of Operations

For the period ended	*13 Weeks Ended*	
(Unaudited & not reviewed by an auditor)	**Aug. 4, 2007**	Aug. 5, 2006
Sales	**$ 1,950,702**	$ 2,170,625
Cost of goods sold	**682,275**	822,503
Gross profit	**1,268,427**	1,348,022
Expenses:		
Selling	**532,119**	515,783
Administrative	**496,686**	563,526
Foreign exchange (gain) loss	**62,924**	(21,051)
Interest expense	**3,873**	780
Amortization	**71,245**	82,634
	1,166,847	1,141,672
Income before income taxes	**101,580**	206,350
Income taxes:		
Current	**21,471**	59,155
Future	**23,399**	17,390
	44,870	76,545
Net income	**$ 56,710**	$ 129,805
Basic and diluted earnings per share (Note 2)	**$ 0.01**	$ 0.02

Consolidated Statements of Retained Earnings

For the period ended	*13 Weeks Ended*	
(Unaudited & not reviewed by an auditor)	**Aug. 4, 2007**	Aug. 5, 2006
Retained earnings – beginning of period	**$ 1,687,092**	$ 1,134,534
Net income	**56,710**	129,805
Retained earnings – end of period	**$ 1,743,802**	$ 1,264,339

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements *(unaudited & not reviewed by an auditor)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies used in these unaudited interim consolidated financial statements conform to those presented in the corporation's May 5, 2007 audited annual consolidated financial statements. These interim consolidated financial statements do not include all of the disclosures included in the annual consolidated financial statements and accordingly should be read in conjunction with the annual consolidated financial statements.

The accompanying unaudited interim financial statements of the corporation have been prepared by and are the responsibility of the corporation's management.

The corporation's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

2. CAPITAL STOCK

Authorized

Unlimited common shares

Issued – Common Shares

	Shares	Amount
Balance – beginning of year and end of period	7,828,333	$ 2,110,316

Consolidated Balance Sheets

As at		August 4, 2007 (Unaudited & not reviewed by an auditor)		May 5, 2007 Audited
Assets				
Current				
Cash and cash equivalents	$	1,418,589	$	1,648,089
Accounts receivable		601,065		844,585
Inventories		851,325		977,210
Prepaid video royalties		848,193		746,138
Income taxes recoverable		75,836		-
Prepaid expenses and deposits		190,090		180,107
		3,985,098		4,396,129
Investment in productions		100,000		100,000
Development costs		199,565		186,443
Capital assets		378,860		383,550
Future income taxes		122,115		145,514
	$	4,785,638	$	5,211,636
Liabilities				
Current				
Accounts payable and accrued liabilities	$	856,015	$	1,128,182
Income taxes payable		-		196,357
Capital lease obligations due within one year		38,422		44,057
		894,437		1,368,596
Capital lease obligations		37,083		45,632
		931,520		1,414,228
Shareholders' Equity				
Capital stock (Note 2)		2,110,316		2,110,316
Retained earnings		1,743,802		1,687,092
		3,854,118		3,797,408
	$	4,785,638	$	5,211,636

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

On September 19, 2006, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 20, 2007 a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval the corporation has purchased no shares for cancellation.

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring on September 20, 2008 a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval the corporation has purchased no shares for cancellation.

The following table sets out the computation of basic and diluted earnings per share:

	2007	2006
Numerator:		
Net Income available to common shareholders	$ 56,710	$ 129,805
Denominator:		
Weighted average shares for basic earnings per share	7,828,333	7,828,333
Weighted average shares for diluted earnings per share	7,828,333	8,078,333
Basic and diluted earnings per share	$ 0.01	$ 0.02

Consolidated Statements of Cash Flows

For the period ended *(Unaudited & not reviewed by an auditor)*	*13 Weeks Ended* Aug. 4, 2007	Aug. 5, 2006
Operating activities		
Net income	**$ 56,710**	$ 129,805
Items not affecting cash:		
Future income taxes	**23,399**	17,390
Amortization of capital assets	**48,007**	56,864
Amortization of deferred development costs	**23,238**	25,770
	151,354	229,829
Net changes in non-cash working capital balances (*)	**(286,995)**	120,602
Cash flows provided by (used in) operating activities	**(135,641)**	350,431
Financing activities		
Proceeds from capital lease	**-**	43,547
Repayment of capital lease obligations	**(14,184)**	(8,185)
Cash flows provided by (used in) financing activities	**(14,184)**	35,362
Investing activities		
Additions to investment in productions	**-**	(13,464)
Additions to deferred development costs	**(36,360)**	(25,867)
Additions to capital assets	**(43,315)**	(81,907)
Cash flows used in investing activities	**(79,675)**	(121,238)
Net change in cash and cash equivalents	**$ (229,500)**	$ 264,555
Cash and cash equivalents, beginning of period	**1,648,089**	868,941
Cash and cash equivalents, end of period	**$ 1,418,589**	$ 1,133,496
Components of net cash and cash equivalents		
Cash	**$ 418,589**	$ 633,496
Short-term investment	**$ 1,000,000**	$ 500,000
Cash and cash equivalents, end of period	**$ 1,418,589**	$ 1,133,496
(*) Components of the net changes in non-cash working capital balances related to operations		
Decrease (increase) in accounts receivable	**$ 243,520**	$ (14,682)
Decrease in inventories	**125,885**	72,708
Increase in prepaid video royalties	**(102,055)**	(150,344)
Increase in income taxes recoverable	**(75,836)**	-
Decrease (increase) in prepaid expenses and deposits	**(9,983)**	62,465
Increase (decrease) in accounts payable and accrued liabilities	**(272,169)**	91,300
Increase (decrease) in income taxes payable	**(196,357)**	59,155
	$ (286,995)	$ 120,602

The accompanying notes are an integral part of the Interim Consolidated Financial Statements.

2007 ANNUAL REPORT

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

5-5-07
AR/S


STATION JIM
THE
CROW ROAD

Subsidiaries and Divisions of
BFS Entertainment & Multimedia Limited

CORPORATE PROFILE

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast when applicable. Distribution rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the BFS Video and American Home Treasures video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 76% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

MESSAGE FROM THE CHAIRMAN

In Fiscal 2007, we accomplished our goals with BFS reporting record sales and net earnings.

In January, BFS' strong balance sheet enabled the company to extend the benefit to shareholders by paying out a dividend of three cents per common share; as well, our strong cash flows over the past several years have eliminated our past bank debt and produced cash balances of over $1.6 million as at May 5, 2007.

BFS is now well positioned to accelerate its sales and profitability growth with new and exciting product offerings planned for Spring 2008, which will complement and continue to exploit its successful business model.

On behalf of the Board of Directors, I wish to thank our shareholders, employees and suppliers for their continued support and look forward to a successful fiscal 2008.

Denis B.E. Donnelly,
Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS

	May 5, 2007	May 6, 2006
Sales	**$ 11,009,798**	$ 9,975,179
Net earnings	**787,408**	344,875
Shareholders' equity	**3,797,408**	3,244,850
Capital asset additions	**244,087**	155,645
Total assets	**5,211,636**	4,183,641
Earnings per share	**$ 0.10**	$ 0.04

COMMON SHARE AND PRICE INFORMATION

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Average number of shares outstanding	7,828,833	7,828,833	7,828,833	7,828,833
Trading volume	73,200	172,000	186,830	349,150
Share price (high)	$ 0.345	0.32	0.50	0.63
Share price (low)	$ 0.275	0.27	0.305	0.48

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited ("BFS" or the "Company") for the fifty-two weeks ended May 5, 2007 should be read in conjunction with, and is qualified by, the consolidated financial statements and related notes for the fifty-two weeks ended May 5, 2007 ("the Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All of the information presented herein is expressed in Canadian dollars.

This report contains forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional information relating to BFS is filed with SEDAR at www.sedar.com.

This management's discussion and analysis is dated July 31, 2007.


MAPMAKER
PAULINE COLLINS ULRICH TUKUR
MY MOTHER'S COURAGE
COUSINS

OVERVIEW

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the BFS Video and American Home Treasures video brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

In Fiscal 2007, the Company accomplished its goals and reported record sales and net earnings.

In January, BFS' strong balance sheet enabled the Company to pay out a dividend of three cents per common share; as well, our strong cash flows over the past several years have eliminated our past bank debt and produced cash balances of over $1.6 million as at May 5, 2007.

With the majority of the Company's sales in United States dollars and in spite of the continued strength of the Canadian dollar against the United States dollar, BFS has been able to successfully realise increased revenues and profitability in Fiscal 2007. During the past several years, BFS has experienced average annual United States dollar exchange rates as high as $1.54 in Fiscal 2003, reducing to $1.26 in 2005 and $1.14 in Fiscal 2007. The negative impact of this significant strengthening of the Canadian dollar over the past years has been effectively offset by BFS with significant increases in sales volume, resulting in increased revenues and maintaining profit margins.

BFS is now well positioned to accelerate its sales and profitability growth with new and exciting product offerings planned for Spring 2008, which will complement and continue to exploit its successful business model.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

The Company's strategies include:

- To achieve significant increases in sales and cash flows.
- To continue to seek and acquire new programming content.
- To expand current distribution channels.
- To develop BFS proprietary programming and production.


the Honeymooners
mother
&son

RESULTS FROM OPERATIONS

Selected Annual Information of Operations Data		Fiscal Years Ending May 5, 2007		May 6, 2006
Sales	$	**11,009,798**	$	9,975,179
Cost of goods sold		**3,998,622**		3,872,573
Gross profit		**7,011,176**		6,102,606
Gross profit %		**64%**		61%
Selling and administrative expenses		**5,395,221**		4,952,868
Foreign exchange loss		**6,359**		137,889
Interest expense		**10,520**		11,156
Amortization of capital assets and development costs		**395,626**		479,289
Net earnings		**787,408**		344,875
Basic and diluted earnings per share	$	**0.10**	$	0.04
Weighted average number of shares		**7,828,833**		7,875,436

Sales for the year were $11,009,798 compared to $9,975,179 in the prior year, an increase of 10%. Sales to the United States represented 76% of sales, compared to 75% in the prior year.

Gross profit for the year was $7,011,176 (64% of sales) compared to $6,102,606 (61% of sales) in the prior year.

Selling and administrative expenses for the year were $5,395,221 (49% of sales) compared to $4,952,868 (50% of sales) in the prior year. Selling and administrative expenses increased by $442,353 over the previous year.

Advertising, promotions and catalogue selling costs increased by $227,802, shipping costs decreased by $70,271 due to the successful implementation of new computerized shipping methods, salary expenses increased by $215,762 primarily due to an accrual for year-end bonuses of $135,000 and for general annual adjustments for inflation, rent increased by $46,880 resulting from an additional accrual for a settlement with the building's new owners over disputed common operating costs over the past three years.

The write down of investment in productions of $160,202 was recorded in the current year compared to $78,000 in the prior year. This write down was for post production costs, which may not be recoverable and was incurred as part of the start-up costs of the division.

Other expenses decreased by $60,022 in the aggregate.

Amortization of capital assets and deferred development costs was $395,626 compared to $479,289 in the prior year.

Net earnings were $787,408 or $0.10 per share for the year, compared to $344,875 or $0.04 per share in the prior year. The weighted average number of shares outstanding for this year was 7,828,833.

FOURTH QUARTER

Sales for the fourth quarter were $2,529,313 compared to $2,043,759 during the same quarter last year, a 24% increase from the prior year.

Selling and administrative expenses for the fourth quarter were $1,513,441 (60% of sales) compared to $1,150,160 (56% of sales) in the prior year. Selling and administrative expenses increased by $363,281 over the previous year.

Advertising, promotions and catalogue selling costs increased by $37,783, salary expenses increased by $156,209 primarily due to an accrual for year-end bonuses of $135,000, bad debts increased by $10,345, rent increased by $7,012 resulting from an additional accrual for a settlement with the building's new owners over disputed common operating costs over the past three years.

The write down of investment in productions of $160,202 was recorded in the fourth quarter compared to zero in the prior year. This write down was for post production costs, which may not be recoverable and was incurred as part of the start-up costs of the division.

Other expenses decreased by $8,270 in the aggregate.

Amortization of capital assets and deferred development costs was $117,281 compared to $99,332 in the prior year.

Net earnings were $90,289 ($0.01 per share) compared to a net loss of $41,486 ($0.01 per share) for the same period last year.

UNAUDITED QUARTERLY FINANCIAL DATA

(in dollars)	Sales	Net earnings (loss)	Basic and diluted earnings (loss) per share
2007			
First quarter	**2,170,625**	**129,805**	**0.02**
Second quarter	**3,334,832**	**295,111**	**0.04**
Third quarter	**2,975,028**	**272,203**	**0.03**
Fourth quarter	**2,529,313**	**90,289**	**0.01**
Full year	**11,009,798**	**787,408**	**0.10**
2006			
First quarter	1,846,689	3,840	0.00
Second quarter	2,797,058	132,852	0.02
Third quarter	3,287,673	249,669	0.03
Fourth quarter	2,043,759	(41,486)	(0.01)
Full year	9,975,179	344,875	0.04

FINANCIAL CONDITION AS AT MAY 5, 2007

	Fiscal Years Ending	
Selected data on financial position	**May 5, 2007**	May 6, 2006
Cash and cash equivalents	**$ 1,648,089**	$ 868,941
Net working capital	**3,027,533**	2,240,014
Total assets	**5,211,636**	4,183,641
Total long-term liabilities	**45,632**	10,847
Total liabilities	**1,414,228**	938,791
Shareholders' equity	**3,797,408**	3,244,850

Total assets of the corporation this year amount to $5,211,636 compared to $4,183,641 in the prior year.

Accounts receivable increased to $844,535 from $640,212 in the prior year resulting from increased corporate sales during the year.

Inventory increased to $977,210 from $918,030 in the prior year to support the increased sales volumes during the year.

Prepaid royalties for video products increased to $746,138 from $591,710 in the prior year due to increased programme acquisitions in the year.

Investment in productions decreased to $100,000 from $208.384 in the prior year. There were additions of $51,818 during the current year and a write down of $160,202 of production costs incurred as part of the start-up costs for that division. BFS is still confident that this increase focus is a very necessary and positive step for the future of BFS.

Capital assets decreased to $383,550 from $411,293 in the prior year. Continuing capital expenditures for master tapes of $118,047 were made this year compared to $122,383 in the prior year. The corporation has increased its focus on the acquisition of titles that will generate greater sales with lower development costs and capital expenditures.

Development costs of $108,681 were incurred during the fiscal year compared to $99,700 in the prior year and were related to the design and development of DVD products.

Total liabilities increased to $1,414,228 from $938,791 in the prior year primarily from an increase in accounts payable of $258,437, accrual for year-end salary bonuses of $135,000 and accrual for additional rent expense of $46,880.

Shareholders' equity increased to $3,797,408 from $3,244,850 in the prior year. The share capital as at May 5, 2007 was $2,110,316 with 7,828,333 shares outstanding unchanged from the prior year.

On September 19, 2006, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2007, a maximum of 412,283 shares of the corporation for cancellation. Pursuant to the approval from the TSX Venture Exchange, the corporation has purchased no common shares for cancellation.


Dead
Office
FAST AND DANGEROUS
THE POSTCARD BANDIT


1915
MORSE
Billy CONNOLLY
Judy DAVIS
The Man Who Sued God

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Minimum annual payments due in fiscal years ending	Payment due by period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	$ 89,689	$ 44,057	$ 45,632	-	-
Operating leases	318,000	139,000	179,000	-	-
Total contractual obligations	407,689	183,057	224,632	-	-

Capital lease obligations are related primarily to computer and warehouse equipment. Operating lease commitments represent the future minimum lease payments under leases primarily for the Company premises. These obligations bear interest at rates varying between 8.7% and 11.3% per annum.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which zero was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

We believe that our current cash will provide us with sufficient capital to meet our stated operating goals. We would expect that any significant new acquisitions would require additional funding.

BUSINESS RISKS AND UNCERTAINTIES

Our ability to generate sales and profit from our business is dependent on a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those we do not know about now or that we currently believe are immaterial, may also adversely affect our ability to generate sales and profit.

Foreign Currency

The Company's products are sold to Canadian customers in Canadian funds and to United States customers in United States funds. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect the Company's results of operations.

Dependency on Intellectual Property

The Company enters into exclusive distribution arrangements with producers and television companies to secure the distribution rights for their programmes. The Company typically agrees to advance cash to the licensors for each title licensed. These cash advances are set up as a prepaid advance and are recovered by the Company from the proceeds on the sale of the product. The recovery of such advances and related mastering costs is dependent on the success of marketing and sale of each title by the Company. The success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependency on Key Personnel

The success of BFS is dependent on members of its senior management team. The experience of this team will be a contributing factor to BFS' success and growth. The loss of one or more of the members of the management team might have a material adverse effect on the Company's operations and business prospects.

Risks Associated with Overstock Exchanges

Consistent with industry practice in certain circumstances, the Company allows customers to return product for credit which can only be applied against future purchases. The Company restricts the amount of the return to a percentage of an agreed upon time period of previous sales. There can be no assurance that such product returns will in the future exceed what has been previously experienced by the Company and as a result, it may have a material adverse effect on future operating results. A recorded allowance for overstock exchanges based on the overstock exchanges made over the previous four quarters provides an estimate of future overstock exchanges.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all information contained in this annual report are the responsibility of management, who are satisfied with the integrity and objectivity of the information contained therein. The statements have been prepared in accordance with policies and procedures established by management and conform to Canadian generally accepted accounting principles, reflecting management's best estimates and judgements.

In management's opinion, these statements reflect fairly the financial position of the company, the results of its operations and the changes in cash flow. The company's procedures and related internal control systems are designed to provide reasonable assurance that the assets are safeguarded and reliable financial records are maintained.

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as the shareholders' auditors, have audited the consolidated financial statements and their report appears here. Their opinion is based on an examination conducted in accordance with Canadian generally accepted auditing standards, which includes a review of the company's accounting policies and procedures and where appropriate, a limited review of the company's internal control systems. They obtain sufficient audit evidence to provide reasonable assurance that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, which consists of non-executive directors, meets with management and the external auditors to review the company's consolidated financial statements before recommending the statements to the Board of Directors for approval.


DO OR
EVERY WOMAN KNOWS A SECRET
THE BRIDE
Trapped, Neglected
Death Set Her Free

Denis B.E. Donnelly
Chairman, President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of BFS Entertainment & Multimedia Limited

We have audited the consolidated balance sheets of BFS Entertainment & Multimedia Limited as at May 5, 2007 and May 6, 2006 and the consolidated statements of operations, retained earnings and cash flows for the fifty-two weeks ended May 5, 2007 and the fifty-two weeks ended May 6, 2006. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at May 5, 2007 and May 6, 2006 and the results of its operations and its cash flows for the fifty-two weeks ended May 5, 2007 and the fifty-two weeks ended May 6, 2006 in accordance with Canadian generally accepted accounting principles.

Lipton, Wiseman, Altbaum & Partners LLP

Chartered Accountants, Toronto, Ontario
June 20, 2007

CONSOLIDATED BALANCE SHEETS

as at		May 5, 2007		May 6, 2006
Assets				
Current:				
Cash and cash equivalents	**$**	**1,648,089**	$	868,941
Accounts receivable		**844,585**		640,212
Inventories		**977,210**		918,030
Prepaid video royalties		**746,138**		591,710
Prepaid expenses and deposits		**180,107**		149,065
		4,396,129		3,167,958
Investment in productions (Note 10)		**100,000**		208,384
Development costs (Note 3)		**186,443**		201,558
Capital assets (Note 4)		**383,550**		411,293
Future income taxes		**145,514**		194,448
	$	**5,211,636**	$	4,183,641
Liabilities				
Current:				
Accounts payable and accrued liabilities	**$**	**1,128,182**	$	716,165
Income taxes payable		**196,357**		186,632
Capital lease obligations due within one year (Note 5)		**44,057**		25,147
		1,368,596		927,944
Capital lease obligations (Note 5)		**45,632**		10,847
		1,414,228		938,791
Shareholders' Equity				
Capital stock (Note 6)		**2,110,316**		2,110,316
Retained earnings		**1,687,092**		1,134,534
		3,797,408		3,244,850
	$	**5,211,636**	$	4,183,641

See accompanying notes to consolidated financial statements

These consolidated financial statements are approved by and on behalf of the Board of Directors:

Director

Director

CONSOLIDATED STATEMENTS OF OPERATIONS

For the period ended	**May 5, 2007** *Fifty-two weeks*	May 6, 2006 *Fifty-two weeks*
Sales	**$ 11,009,798**	$ 9,975,179
Cost of goods sold	**3,998,622**	3,872,573
Gross profit	**7,011,176**	6,102,606
Expenses:		
Selling (Note 10)	**2,670,735**	2,359,091
Administrative	**2,724,486**	2,593,777
Foreign exchange loss	**6,359**	137,889
Interest expense (Note 5)	**10,520**	11,156
Amortization	**395,626**	479,289
	5,807,726	5,581,202
Income before income taxes	**1,203,450**	521,404
Income taxes (recovered): (Note 7)		
Current	**367,108**	188,244
Future taxes	**48,934**	(11,715)
	416,042	176,529
Net income	**$ 787,408**	$ 344,875
Weighted average number of shares	**7,828,333**	7,875,436
Basic and diluted earnings per share (Note 6)	**$ 0.10**	$ 0.04

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the period ended	**May 5, 2007** *Fifty-two weeks*	May 6, 2006 *Fifty-two weeks*
Retained earnings – beginning of period	**$ 1,134,534**	$ 789,659
Net income	**787,408**	344,875
	$ 1,921,942	$ 1,134,534
Dividends paid	**(234,850)**	-
Retained earnings - end of period	**$ 1,687,092**	$ 1,134,534

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

For the period ended		**May 5, 2007**		May 6, 2006
		Fifty-two weeks		*Fifty-two weeks*
Operating activities:				
Net income	**$**	**787,408**	$	344,875
Items not affecting cash flows:				
Future income taxes (recovered)		**48,934**		(11,715)
Amortization of capital assets		**271,830**		342,634
Amortization of development costs		**123,796**		136,655
Write down of investment in productions		**160,202**		78,000
		1,392,170		890,449
Net changes in non-cash working capital balances (Note 8)		**(27,281)**		441,415
Cash flows provided by operating activities		**1,364,889**		1,331,864
Financing activities:				
Decrease in bank indebtedness		**-**		(118,633)
Proceeds from capital lease obligations		**94,650**		-
Repayment of capital lease obligations		**(40,955)**		(35,093)
Purchase of common shares for cancellation		**-**		(9,308)
Dividends paid		**(234,850)**		-
Cash flows used in financing activities		**(181,155)**		(163,034)
Investing activities:				
Additions to investment in productions		**(51,818)**		(44,544)
Additions to development costs		**(108,681)**		(99,700)
Additions to capital assets		**(244,087)**		(155,645)
Cash flows used in investing activities		**(404,586)**		(299,889)
Net change in cash position		**779,148**		868,941
Cash and cash equivalents – beginning of period		**868,941**		-
Cash and cash equivalents – end of period	**$**	**1,648,089**	$	868,941
Components of cash and cash equivalents:				
Cash	**$**	**648,089**	$	368,941
Short-term investment		**1,000,000**		500,000
	$	**1,648,089**	$	868,941

See accompanying notes to consolidated financial statements

1 I NATURE OF BUSINESS

BFS Entertainment & Multimedia Limited (the "corporation") was incorporated under the laws of Ontario on February 4, 1980. The corporation is a recognised independent manufacturer and distributor of home videos. The corporation markets and distributes a specialty line of home videos throughout North America. Under exclusive North America license agreements, the corporation sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialised mail order catalogue.

2 I ACCOUNTING POLICIES

The significant accounting policies of the corporation and its subsidiaries conform with Canadian generally accepted accounting principles and are summarized below:

(a) Basis of consolidation:

The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiaries, BFS Entertainment Limited (U.S. corporation), Collectables Direct Inc., Collectables Direct Inc. (U.S. corporation), BFS Film & Television Productions Inc. and Oopsadaisy Television Productions Inc. All intercompany transactions and balances have been eliminated.

(b) Management estimates:

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The allowance for doubtful accounts, returns for overstock exchanges, net realisable value of inventory, prepaid video royalties and investment in productions (Note 10) and the valuation of future income taxes are subject to significant estimates. Actual amounts could differ from these estimates.

(c) Cash and cash equivalents:

Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts and highly liquid temporary money market instruments with original maturities of twelve months or less. Bank borrowings are considered to be financing activities.

(d) Accounts receivable:

Accounts receivable are carried at amounts due, net of a provision for amounts estimated to be uncollectable and net of an allowance of estimated returns for overstock exchanges.

(e) Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis and net realisable value, net of an allowance of estimated returns for overstock exchanges.

(f) Prepaid video royalties:

The corporation makes advance royalty payments to secure its video license agreements. These payments are treated as prepaid video royalties and are expensed as part of cost of goods sold when sales are made. Prepaid video royalties are recorded at the lower of cost and estimated net realisable.

(g) Development costs:

Development costs relating to the design and development of video products are amortized over their useful life of 4 years on a straight-line basis.

(h) Investment in productions:

Investment in productions relating to the development of DVDs and films have been capitalized and will be amortized over their estimated useful life once the assets are put into commercial use. The investment in productions is recorded at the lower of cost and estimated net realisable value.

(i) Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization is provided for over the useful life of the assets at the following rates and methods:

Office and warehouse equipment	20% – declining balance
Computer hardware	30% – declining balance
Computer software	2 years – straight-line
Leasehold improvements	Straight-line over the term of the lease plus the first renewal period (10 years)
Master tapes	4 years straight-line
Equipment under capital leases:	
Computer hardware and software	Straight-line over the term of the related leases
Forklift	Straight-line over the term of the related leases

(j) Revenue recognition:

The corporation earns its revenue from the sale and delivery of products to its customers. Revenue, net of an allowance of estimated returns for overstock exchanges, is recorded when the products are shipped to customers and collectability is reasonably assured.

(k) Future income taxes:

The corporation uses the liability method to record income taxes. Future income tax assets and liabilities are determined based on the differences between the financial reporting and tax value of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realised.

(l) Foreign currency translation:

The temporal method is used to translate the transactions and balances of the corporation that are denominated in foreign currencies. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year-end exchange rate; other non-monetary items are translated at their historical exchange rate. Revenue and expenses are translated at weighted average exchange rates, except for amortization, which is translated at the historical exchange rate applicable to the related assets. Exchange gains and losses are recognised currently in earnings.

(m) Stock option and bonus plan:

The corporation recognises the value of stock options earned during the year as a compensation expense. The fair value of stock options is determined using the Black-Scholes option pricing model. Once fair value is measured, the value is expensed over the period options vest and contributed surplus is increased by the corresponding amount.

(n) Earnings per share:

Earnings per share is calculated using the weighted average number of shares outstanding during the fiscal period amounting to 7,828,333 (2006 - 7,875,436). Diluted earnings per share is calculated using the treasury method.

(o) Impairment of long-lived assets:

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds their net recoverable value. To date, no impairments on long-lived assets have been incurred.

3 I DEVELOPMENT COSTS

(in dollars)	Cost	Accumulated Amortization	Net May 5, 2007	Net May 6, 2006
Development costs	**1,437,124**	**1,250,681**	**186,443**	201,558

During the fiscal period, costs of $108,681 (2006 - $99,700) were capitalized and amortization on development costs amounted to $123,796 (2006 - $136,655).

4 I CAPITAL ASSETS

(in dollars)	Cost	Accumulated Amortization	Net May 5, 2007	Net May 6, 2006
Office and warehouse equipment	**317,774**	**267,560**	**50,214**	56,907
Computer hardware and software	**694,574**	**650,402**	**44,172**	53,470
Leasehold improvements	**93,886**	**70,526**	**23,360**	33,917
Master tapes	**2,561,511**	**2,382,464**	**179,047**	234,296
	3,667,745	**3,370,952**	**296,793**	378,590
Assets under capital leases:				
Computer hardware and software	**159,296**	**72,539**	**86,757**	30,720
Forklift	**10,200**	**10,200**	**-**	1,983
	169,496	**82,739**	**86,757**	32,703
	3,837,241	**3,453,691**	**383,550**	411,293

During the fiscal period, amortization on capital assets amounted to $231,234 (2006 - $306,541) and amortization on assets under capital leases amounted to $40,596 (2006 - $36,093).

5 I LEASE OBLIGATIONS

The following is a summary of the corporation's lease obligations due in future fiscal years:

	Capital Leases	Operating Leases
2008	**$ 49,795**	**$ 139,000**
2009	**32,245**	**139,000**
2010	**16,764**	**40,000**
	98,804	
Less interest portion	**9,115**	
Present value of minimum lease payments	**89,689**	
Less amounts due within one year	**44,057**	
	$ 45,632	**$ 318,000**

The capital leases bear interest at rates varying between 8.65% and 11.33% per annum. During the year, the corporation paid interest totalling $5,216 (2006 - $5,161) on its capital lease obligations.

The corporation is required to pay all realty taxes and certain other occupancy costs for the building operating lease.

6 I CAPITAL STOCK

Authorized:

Unlimited Common shares

Issued:

	May 5, 2007	May 6, 2006
7,828,333 (2006 - 7,828,333) Common shares of par value of $1 each	**$ 2,110,316**	$ 2,110,316

On September 19, 2006, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring September 20, 2007, a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no common shares for cancellation to May 5, 2007.

Stock option and bonus plan:
As at May 5, 2007, the corporation has a stock option plan for directors, officers and employees enabling them to purchase common shares of the corporation. A total of 1,175,000 common shares of the corporation have been reserved for options under this plan. Each option entitles the holder to purchase one common share of the corporation. As at May 5, 2007, there were no options outstanding.

The corporation has reserved 400,000 common shares under a stock bonus plan. These common shares will be issued from time to time as approved by the board of directors. As of May 5, 2007, 40,000 common shares have been issued under this plan.

The following table sets out the stock option plan as at May 5, 2007 and May 6, 2006 and changes during the periods then ended:

		May 5, 2007		May 6, 2006
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding – beginning of period	**250,000**	**$ 0.70**	300,000	$ 0.69
Expired or cancelled during the period	**(250,000)**	**0.70**	(50,000)	(0.65)
Outstanding – end of period	-	-	250,000	$ 0.70
Options exercisable – end of period	-	-	250,000	$ 0.70

Stock-based compensation:
The corporation recognises a compensation expense for grants of stock, stock options and other equity instruments to directors, officers and employees, based on the estimated fair value of the instruments at the grant date.

During the fifty-two weeks ended May 5, 2007, the corporation issued no stock options.

Earnings per share:
The following table sets out the computation of basic and diluted earnings per share:

	May 5, 2007	May 6, 2006
Numerator:		
Net earnings available to common shareholders	**$ 787,408**	$ 344,875
Denominator:		
Weighted average shares for basic earnings per share	**7,828,333**	7,875,436
Weighted average shares for diluted earnings per share	**7,828,333**	8,125,436
Basic and diluted earnings per share	**$ 0.10**	$ 0.04

7 I INCOME TAXES:

The following table reconciles the statutory Federal and Provincial income tax rates to the effective income tax rate on the income before income taxes.

	May 5, 2007	May 6, 2006
Earnings before income taxes	**$ 1,203,450**	$ 521,404
Combined basic Federal and Provincial income tax provision at statutory rates	**434,686**	188,331
Timing differences between CCA and amortization	**(11,432)**	(11,715)
Other	**(7,212)**	(87)
Income taxes	**$ 416,042**	$ 176,529
Effective income tax rate expressed as a percentage	**34.6**	33.9

The corporation's future income tax asset is the result of differences in the net book value and undepreciated capital costs of the development costs and capital assets.

8 I NET CHANGES IN NON-CASH WORKING CAPITAL BALANCES:

	May 5, 2007	May 6, 2006
(Increase) decrease in accounts receivable	**$ (204,373)**	$ 45,686
(Increase) decrease in inventories	**(59,180)**	107,616
(Increase) decrease in prepaid video royalties	**(154,428)**	260,064
Increase in prepaid expense and deposits	**(31,042)**	(23,832)
Increase (decrease) in accounts payable and accrued liabilities	**412,017**	(117,785)
Increase in income taxes payable	**9,725**	169,666
	$ (27,281)	$ 441,415

During the fiscal period, the corporation paid interest of approximately $10,500 (2006 - $11,200) and income taxes of approximately $352,900 (2006 - $18,600).

9 I SEGMENTED INFORMATION:

The corporation operates in the home entertainment industry in North America and sells primarily to customers in the United States. Sales to customers in the United States and Canada amounted to approximately $8,374,000 (2006 - $7,501,000) and $2,576,000 (2006 - $2,466,000) respectively, with the balance of sales to customers in other foreign countries.

10 I ALLOWANCE FOR WRITE DOWN OF INVESTMENT IN PRODUCTIONS:

Selling expenses include a $160,202 allowance for a write down of the corporation's investment in productions. This write down is for post production costs incurred by that division as part of its start-up costs, which management believes may not be recoverable.

11 I FINANCIAL INSTRUMENTS:

Fair value:

The corporation's financial instruments include cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The carrying value of these financial instruments approximates fair value due to their current nature.

The fair value of capital lease obligations has been estimated based on quoted market prices for same or similar instruments and in management's opinion, approximates carrying value.

Interest rate risk:

The corporation is exposed to interest rate risk on fluctuations in interest rates on its short-term investment and capital lease obligations. Due to its short-term nature, interest on the short-term investment is not expected to have a significant impact on cash flows. Since interest rates on the capital lease obligations are fixed, it is management's opinion that the interest rate exposure is not significant. The corporation has considered, but does not use derivative financial instruments to reduce its exposure to interest risk on its cash and cash equivalents.

Currency risk:

The corporation conducts a significant portion of its operations with corporations and/or customers in the United States. As a result, a significant amount of sales (76%), expenses (18%), cash and cash equivalents (10%), accounts receivable (90%), prepaid video royalties (51%) and accounts payable and accrued liabilities (25%) were incurred or are carried in United States dollars. The corporation occasionally uses forward contracts to reduce exposure to currency risk.

Credit risk:

Concentration of credit risk arises when a group of customers having a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. For the corporation, significant concentrations of credit risk are related to industries and geographic location. The corporation's accounts receivable are primarily due from United States based corporations in the entertainment industry.

SHAREHOLDERS INFORMATION

BOARD OF DIRECTORS
David E. Chapman, Partner
Bresver, Grossman, Scheininger & Chapman LLP

Denis B.E. Donnelly
Chairman of the Board
President and Chief Executive Officer
BFS Entertainment & Multimedia Limited

Warren Palitz [1,2], Vice President
Greentree Brokerage Services, Inc.
Philadelphia, PA, USA

Mark C. Shoniker [1,2], Director
BMO Bank of Montreal
Toronto, Ontario

C. Mark Zeilstra [1,2], Company Director
Winnipeg, Manitoba

[1] | Member of the Audit Committee

[2] | Member of the Compensation Committee

OFFICERS
Denis B.E. Donnelly
President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

David E. Chapman
Secretary

AUDITORS
Lipton, Wiseman, Altbaum & Partners LLP
Toronto, Ontario

LEGAL COUNSEL
Bresver, Grossman, Scheininger & Chapman LLP
Toronto, Ontario
Stikeman Elliott LLP, Toronto, Ontario
Lawrence Graham, London, England

STOCK EXCHANGE LISTING
TSX Venture Exchange
Trading Symbol: BFS

TRANSFER AGENT
CIBC Mellon Trust Company
Toronto, Ontario

BANKERS
RBC Royal Bank, Media & Entertainment
Toronto, Ontario

CORPORATE HEADQUARTERS
360 Newkirk Road, Richmond Hill, Ontario,
Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-Mail: info@bfsent.com
Website: www.bfsent.com

ANNUAL MEETING
The Annual Meeting of the Company's Shareholders
will be held on
Tuesday, September 11, 2007 at 11:00 a.m.
in the Main Boardroom at Stikeman Elliott LLP
Commerce Court West, 53rd Floor, 199 Bay Street
Toronto, Ontario, Canada

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED

BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
T 905.884.2323 F 905.884.8292 www.bfsent.com

FSC Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-1811
© 1996 Forest Stewardship Council

This document is printed with Vegetable Based Inks on
FSC certified, Acid Free and Elemental Chlorine Free paper containing
50% recycled content including 25% post consumer waste

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that the annual meeting (the "Meeting") of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") will be held on Tuesday, September 11, 2007 at 11:00 a.m. (Toronto time) at Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada for the following purposes:

1. to receive and consider the audited consolidated financial statements of the Corporation for the fiscal year ended May 5, 2007, together with the auditor's report thereon;
2. to elect the directors of the Corporation;
3. to appoint Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Corporation and to authorize the directors to fix their remuneration; and
4. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in accordance with the instructions on the back of such form so as to arrive prior to 10:00 a.m. (Toronto time) on September 10, 2007, or prior to 10:00 a.m. (Toronto time) on the business day preceding the date of any adjournment or postponement of the Meeting, or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof.

BY ORDER OF THE BOARD OF DIRECTORS

Denis B.E. Donnelly
President and Chief Executive Officer

August 10, 2007
Richmond Hill, Ontario

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

MANAGEMENT INFORMATION CIRCULAR

August 10, 2007

GENERAL PROXY INFORMATION

Solicitation of Proxies

This management information circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting of shareholders of BFS Entertainment & Multimedia Limited (the "Corporation") to be held on Tuesday, September 11, 2007 at 11:00 a.m. (Toronto time) (the "Meeting") at Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada, and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. No person has been authorized to give any information or to make any representations in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by the Corporation. It is expected that the solicitation will be made primarily by mail, however, proxies may also be solicited personally, by telephone or telecopier, by directors, officers or regular employees or paid agents of the Corporation. The total cost of this solicitation will be borne by the Corporation. **The solicitation of proxies by this Circular is being made by or on behalf of the management of the Corporation.**

The information in the Circular is given as of August 10, 2007 unless otherwise noted.

Voting Rights

In accordance with the OBCA, the Corporation will prepare a list of shareholders as of August 7, 2007 (the "Record Date"). The only shareholders that will be entitled to vote, in person or by proxy, at the Meeting, will be the shareholders of record at the close of business on the Record Date, except to the extent that a shareholder has transferred ownership of common shares after such date and the transferee of such common shares produces properly endorsed share certificates or establishes ownership thereof and makes a written request to CIBC Mellon Trust Company, 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6 (Attention: Proxy Department) not later than the close of business ten (10) days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee, and not the holder of record on the Record Date, will be entitled to vote such common shares at the Meeting. Subject to the foregoing, each common share entitles the holder thereof to one (1) vote on any vote taken at the Meeting.

Appointment of Proxy Holders

Shareholders who are unable to be present at the Meeting may still vote though the use of a proxy. A shareholder who is unable to be present at the Meeting should complete and execute either the enclosed form of proxy and deliver it or return it by mail in the enclosed reply envelope so that it is received by CIBC Mellon Trust Company at any time prior to the Proxy Deadline (as defined below), or deposit it with the Chair or the scrutineers of the Meeting prior to the commencement thereof. By completing, executing and returning the enclosed form of proxy prior to the Proxy Deadline, a shareholder can participate in the Meeting through the person or persons named therein.

The persons named in the enclosed form of proxy accompanying this Circular are directors and officers of the Corporation. **A shareholder of the Corporation has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of the Corporation to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the form of proxy, inserting the name of the person to be appointed in the blank space provided in the form of proxy, signing the form of proxy and returning it in the enclosed reply envelope in the manner set forth below.**

Use of Proxies

To be used at the Meeting, a proxy must be deposited with CIBC Mellon Trust Company, Proxy Department, if delivered in person or if delivered by mail (other than in the prepaid envelope provided), to 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6, or if delivered by facsimile at (416) 368-2502, at any time prior to 10:00 a.m. (Toronto time) on September 10, 2007 or, if there is an adjournment or postponement of the Meeting, prior to 10:00 a.m. (Toronto time) on the business day preceding the date of the adjourned or postponed meeting (the "Proxy Deadline") or, in either case, with the Chair or the scrutineers of the Meeting at any time prior to the commencement of the Meeting or such adjournment or postponement thereof. Failure to so deposit a proxy may result in its invalidation. The time limit for depositing proxies prior to the Meeting may be waived by the Chair of the Meeting in his discretion without notice.

In order to be effective, a form of proxy must be executed by a shareholder or the shareholder's attorney, duly authorized in writing. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney. Where an attorney has executed a proxy, it must be accompanied by evidence of the attorney's authority to sign.

Revocation of Proxies

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or her, or by his or her attorney, duly authorized in writing, deposited at the registered office of the Corporation, or with CIBC Mellon Trust Company, Proxy Department, if delivered in person or by mail, to 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6, prior to 10:00 a.m. (Toronto time) on September 10, 2007, or prior to 10:00 a.m. (Toronto time) on the business day preceding any adjournment or postponement of the Meeting, or with the Chair or the scrutineers of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. A proxy may also be revoked in any other manner permitted by law.

Regardless of the form of proxy used, the persons named in the enclosed form of proxy will vote the common shares in respect of which they are appointed as proxy on any ballot that may be called for in accordance with the instructions thereon. **In the absence of such specification, common shares represented by the enclosed form of proxy will be voted in favour of each of the matters referred to herein.**

Discretionary Authority of Proxies

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to, or variations of, matters identified in the Notice of Meeting and with respect to other matters, if any, that may properly come before the Meeting. At the date of this Circular, management of the Corporation knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters that are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the named proxyholder.

Voting Securities and Principal Holders Thereof

As of the date hereof, the Corporation had outstanding 7,828,333 common shares, each carrying one vote. As of the date hereof, to the knowledge of the directors or officers of the Corporation, the only person that beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the issued and outstanding common shares of the Corporation is as follows:

Name and Address	Number of common shares	Percentage of Class
DENIS B.E. DONNELLY Aurora, Ontario	3,364,100	43%

BUSINESS OF THE MEETING

Election of Directors

The following table sets forth certain information with respect to the five persons proposed to be nominated by management for election as directors.

Nominee	Position with Corporation	Principal Occupation[3]	Director Since	Number of common shares Beneficially Owned[4]
DENIS B.E. DONNELLY Aurora, Ontario	Chairman of the Board, President, Chief Executive Officer & Director	President & Chief Executive Officer of the Corporation	1981	3,364,100
DAVID E. CHAPMAN Toronto, Ontario	Secretary and Director	Partner, Bresver, Grossman, Scheininger & Chapman LLP, Toronto, Ontario (a law firm)	1995	2,000
WARREN PALITZ[1][2] Haddonfield, NJ USA	Director	Private Investor	1997	35,000
MARK SHONIKER[1] [2] Toronto, Ontario	Director	Director, BMO Bank of Montreal	1999	Nil
C. MARK ZEILSTRA[1] [2] Winnipeg, Manitoba	Director	Company Director	1999	200,000

Notes:
(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Each person named above has held the principal occupation noted for the last five years.
(4) Information respecting the number of common shares owned by each director has been provided by such director.

The size of the Board of Directors of the Corporation is currently five. All directors to be elected will hold office until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. The Corporation does not have an executive committee. The Corporation is required to have an audit committee.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the election of the nominees whose names are set forth above. Management of the Corporation does not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason at or prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

Appointment of Auditors

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, 245 Fairview Mall Drive, Toronto, Ontario, are to be nominated at the Meeting for appointment as the auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation. It is proposed that the remuneration to be paid to the auditors of the Corporation be fixed by the Board of Directors. Lipton, Wiseman, Altbaum & Partners LLP were first appointed as auditors of the Corporation on July 4, 1994.

Unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote properly executed and deposited proxies for the reappointment of Lipton, Wiseman, Altbaum & Partners LLP as auditors of the Corporation and the fixing of their remuneration by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Corporation and its subsidiaries for the three fiscal years ended May 5, 2007 in respect of the individuals who were, at May 5, 2007, the Chief Executive Officer and the Chief Financial Officer and each of the three other most highly compensated executive officers of the Corporation whose total salary and bonus exceeded $150,000 (collectively, the "Named Executive Officers"). No persons other than the CEO and CFO of the Corporation fell into this category.

		Annual Compensation			Long-Term Compensation			
					Award		Payouts	
Name and Principal Position	Year	Salary $	Bonus $	Other Annual Compen -sation $	Securities Under Options Granted #	Shares or Units Subject to Resale Restrictions $	LTIP Payouts $	All Other Compensation $
DENIS B.E. DONNELLY President & Chief Executive Officer	2007 2006 2005	255,000 255,000 234,230	None None None	None None None	None None None	None None None	None None None	None None None
JOHN P. GRZYBOWSKI Chief Financial Officer	2007 2006 2005	118,000 118,952 118,500	None None None	None None None	None None None	None None None	None None None	None None None

Option Grants in the Fiscal Year ending May 5, 2007

The following table sets forth information concerning the granting of options to purchase common shares to any of the Named Executive Officers.

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Unit	Market Value of Securities Underlying Options on the Date of Grant ($/Unit)	Expiry Date
DENIS B.E. DONNELLY President & Chief Executive Officer	-	-	-	-	-
JOHN P. GRZYBOWSKI Chief Financial Officer	-	-	-	-	-

Options Exercised and Aggregate Options Remaining

The following table sets forth information concerning each exercise of options by the Named Executive Officers during the fiscal year ended May 5, 2007.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 5, 2007 Exercisable/Unexercisable (#)	Value of Unexercised in-the-money Options at May 5, 2007 Exercisable/Unexercisable ($)
DENIS B.E. DONNELLY President & Chief Executive Officer	None	None	Nil /Nil	Nil/ Nil
JOHN P. GRZYBOWSKI Chief Financial Officer	None	None	Nil/Nil	Nil/ Nil

Composition of the Compensation Committee

Three outside directors, Warren Palitz, Mark Shoniker and C. Mark Zeilstra acted as the Corporation's Compensation Committee during the fiscal year ended May 5, 2007. None of the members of the Compensation Committee performed similar functions with other public companies during the fiscal year ended May 5, 2007.

Compensation of Directors

The non-management directors of the Corporation receive a fixed $10,000 per annum paid quarterly for attending meetings of the Board of Directors or a committee of the Board of Directors.

Report On Executive Compensation

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth and the enhancement of shareholder value through increases in the stock price resulting from a stronger balance sheet and increased earnings.

Compensation for executive officers is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives.

In establishing the levels of base salary, the award of stock options and performance bonuses, the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

The Compensation Committee is also responsible for reviewing the Corporation's manpower and succession plans to ensure that adequate plans are in place.

Chief Executive Officer

The Corporation has entered into an employment agreement dated February 17, 1997 with Denis B.E. Donnelly, President and Chief Executive Officer of the Corporation, (the "Employment Agreement"). The Employment Agreement provides that on termination of the employment of Mr. Donnelly with the Corporation for any reason other than for cause, Mr. Donnelly is entitled to 36 months' salary plus the present value of the benefits, if any, that he would have enjoyed over such 36 months. The term of employment for Mr. Donnelly was from February 17, 1997 through to February 28, 2002, which has been extended to February 28, 2005 and further extended to February 28, 2010. The current annual base salary of Mr. Donnelly is $255,000.

The Compensation Committee of BFS Entertainment & Multimedia Limited meets as required, but not less than annually, to review compensation paid to the chief executive officer of the Corporation.

As part of the review, a number of criteria were applied. These included:

1) market comparables;

2) Corporation's performance; and

3) the unique nature of the business and its requirement to obtain licensing agreements on favourable terms on an ongoing basis from content suppliers, principally located in the United Kingdom.

Market comparables for the Corporation were and are always difficult, given the limited number of direct competitors and the much larger size of related industry participants. Having said this, a number of related companies are reviewed each year. In addition to the related company comparables, members of the Compensation Committee also draw upon their knowledge of other similarly sized public companies that they have encountered through their business dealings. Executive level compensation of these entities is reviewed on an ongoing basis.

The Compensation Committee also considered the performance of the business, individual performance and the time that the current Chief Executive Officer had been involved with the business. With respect to the first factor, there has been a rapid market shift away from VHS to DVD format over the past few years. This shift had been quick and material, and posed significant challenges to management in product production, inventory management and gross margin pressures. Compounding these challenges was the dramatic increase in the Canadian dollar vis-à-vis the U.S. dollar. The Corporation sells the majority of its product into the United States.

In this context, the remuneration of Mr. Donnelly was reviewed, and a base salary increase applied contemporaneous with the last contract extension, which recognized his efforts through those challenges, his tenure with the Corporation and his unique relationships with the suppliers of content in the U.K. No specific weightings were applied to any of the aforementioned criteria.

Overall, the Compensation Committee is of the view that Mr. Donnelly's compensation for the most recently completed fiscal year was approximately 60% of the average of his industry-related Chief Executive Officers. This level was considered appropriate, given the smaller size of the Corporation.

The foregoing report as of May 5, 2007 was submitted to the Corporation by the Compensation Committee.

Warren Palitz
Mark Shoniker
C. Mark Zeilstra

EQUITY COMPENSATION PLAN INFORMATION

Plan	Securities to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Securities remaining available for future issuance under equity compensation plans (#)
SHARE INCENTIVE PLAN	N/A	N/A	1,125,000
SHARE BONUS PLAN	N/A	N/A	360,000

The Corporation maintains a Share Incentive Plan (the "SIP") and Share Bonus Plan (the "SBP") which is administered by the Board of Directors on the recommendation of the President and Chief Executive Officer. Eligibility for participation in these plans is limited to directors, officers, key employees and consultants of the Corporation and its subsidiaries. Both plans have been approved by the shareholders of the Corporation.

The exercise price in respect of any option issued under the SIP is required to be fixed by the Board of Directors, as the case may be, and may not be less than the market price of the common shares on the day preceding the grant of the option. Options issued under the SIP may be exercised during a period determined by the Board of Directors, which may not exceed ten years. All options granted under the SIP may be exercised only for so long as the participant remains a director or employee, subject to certain exceptions such as death or terms of the consulting agreement entered between the Corporation or the subsidiary, as the case may be, and the consultant.

Under the SBP, common shares are issued as a form of bonus. The determination regarding the amount of bonus shares to be issued to any one person under the SBP is determined by the Board of Directors.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

No director, officer or other insider of the Corporation, or any associate or affiliate thereof, has or had any material interest in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

No director or senior officer of the Corporation was indebted to the Corporation at any time during the fiscal year ended May 5, 2007.

CORPORATE GOVERNANCE

Responsibilities of the Board of Directors

The Board implicitly and explicitly acknowledges its responsibility for the stewardship of the Corporation as follows:

(i) The Board participates in strategic planning as the acceptor and/or adopter of the strategic plans proposed and developed by management. The strategic planning process has been the responsibility of management. The Board will undertake periodic reviews of the strategic planning process;

(ii) The Board has considered and does in its deliberations consider the principal risks of the Corporation's business and receives periodic reports from management of the Corporation's assessment and management of those risks;

(iii) The Board has, from time to time, considered succession issues and takes responsibility for appointing and monitoring officers of the Corporation;

(iv) The Board has discussed and considered how the Corporation communicates with its various shareholders and periodically reviews and approves the Corporation's communications with the public but has no formal communication policy; and

(v) The Board, directly and through its Audit Committee, assesses the integrity of the Corporation's internal control and management information systems.

Given the extensive experience of senior management of the Corporation in the Corporation's principal business, it has not been necessary for the Board to encourage senior management to participate in appropriate professional and personal development activities, courses and programs. However, the Board does support management's commitment to the training and development of all permanent employees.

Composition and Function of the Board of Directors

The Board currently comprises five members of whom three; Messrs. Warren Palitz, Mark Shoniker and C. Mark Zeilstra are unrelated directors.

The Board has considered the relationship of each current director in making this determination. Mr. Donnelly is a member of management of the Corporation and Mr. Chapman is an officer of the Corporation and provides legal services to the Corporation through a law firm of which he is a partner.

The Board has in the past considered its size with a view to its effectiveness and has concluded that additional outside directors are required. As a result, in 1999 the size of the Board of Directors was increased by one, and two additional "unrelated" directors were added. The Board, thus constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate for the stewardship of the Corporation.

The Board of Directors expressly assumes responsibility for developing the Corporation's approach to governance issues and is responsible for the responses to governance guidelines. The Corporation has not developed position descriptions for the directors or the Chief Executive Officer. Any responsibility that is not delegated to management or a Board committee remains with the Board.

The Board has functioned and is of the view that it can continue to function, independently of management, as required. The Board has not appointed a chair of the Board who is an unrelated director. However, unrelated directors are free to add items to agendas or to request the calling of Board meetings where deemed necessary and all members of the Board are invited to raise issues not on the agenda at Board meetings. Board meetings are held at least three times a year.

The Board has not met without management present. If the Board believed it was appropriate and meaningful, it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

Committees of the Board of Directors

The Audit Committee is currently composed of three directors, Warren Palitz, Mark Shoniker and C. Mark Zeilstra, all of whom are independent and financially literate. The Audit Committee reviews the annual and quarterly financial statements, material investments and transactions that could materially affect the financial position of the Corporation. The Audit Committee also establishes and monitors procedures to resolve conflicts of interest and for reviewing audit and financial matters. Through meetings with external auditors and senior management, the Audit Committee discusses, among other things, the effectiveness of the internal control procedures established for the Corporation. The text of the audit committee charter is attached as Schedule "A".

The Compensation Committee is currently composed of three directors, all of whom are unrelated. The mandate of the Compensation Committee is, in part, to make recommendations to the Board of Directors with respect to the appointment and remuneration of executive officers of the Corporation. The Compensation Committee meets periodically to implement its mandate. The Compensation Committee further reviews compensation paid to management of similarly sized companies to ensure that remuneration to management of the Corporation is consistent with industry standards. The Compensation Committee also considers and makes recommendations to the Board of Directors with respect to the granting of stock options.

FEES PAID TO AUDITORS

Fiscal Year	Audit Fees ($)	Audit Related Fees ($)	Tax Fees ($)	Other Fees ($)
2007	46,000	872	2,000	7,000
2006	44,500	872	1,500	8,500
2005	43,500	-	1,500	5,000

SHAREHOLDER COMMUNICATION

To enable the Corporation to communicate more effectively with its shareholders, the Corporation has created the office of the Communications Officer. John Grzybowski is the current Communications Officer of the Corporation and may be reached at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone (905) 884-2323). The Communications Officer is responsible for receiving all communications from the shareholders of the Corporation, other shareholders and the public generally, accommodating feedback from shareholders about the operations of the Corporation and effectively interpreting the operations of the Corporation to shareholders.

OTHER INFORMATION

Financial information about the Corporation is provided in the Corporation's comparative financial statements and MD&A for the year ending May 5, 2007. Additional information relating to the Corporation is available at www.sedar.com. Information may also be requested from the Communications Officer of the Corporation at 360 Newkirk Road, Richmond Hill, Ontario, L4C 3G7 (telephone 905-884-2323).

DIRECTORS' APPROVAL

The Board of Directors of the Corporation has approved the contents and the sending of this Circular.

BY ORDER OF THE BOARD OF DIRECTORS

August 10, 2007
Richmond Hill, Ontario

(signed) Denis B.E. Donnelly
President and Chief Executive Officer

SCHEDULE "A"

BFS ENTERTAINMENT & MULTIMEDIA LIMITED
CHARTER OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS

Section 1 Role and Purpose

The Audit Committee (sometimes referred to herein as the "Committee") is a committee of the Board of Directors of BFS Entertainment & Multimedia Limited (the "Corporation"). The primary function of the Audit Committee is to assist the Board of Directors in fulfilling their roles as Directors of the Corporation by:

(a) recommending to the Board the appointment and compensation of the Corporation's external auditor;

(b) overseeing the work of the external auditor, including the resolution of disagreements between the external auditor and management;

(c) pre-approving all non-audit services (or delegating such pre-approval if and to the extent permitted by law) to be provided to the Corporation or its subsidiaries by the Corporation's external auditor;

(d) reviewing and approving the annual and interim financial statements, related management discussion and analysis ("MD&A"), and annual and interim earnings before such information is publicly disclosed;

(e) satisfying themselves that adequate procedures are in place for the review of the Corporation's public disclosure of financial information, other than those described in (d) above, extracted or derived from its financial statements, including periodically assessing the adequacy of such procedures;

(f) establishing procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation or its subsidiaries of concerns regarding questionable accounting or auditing matters; and

(g) reviewing and approving any proposed hiring of current or former partner or employee of the current and former auditor of the Corporation or its subsidiaries.

The Audit Committee should primarily fulfill these responsibilities by carrying out the activities enumerated in this Charter. However, it is not the duty of the Committee to prepare financial statements, to plan or conduct audits, to determine that the financial statements are complete and accurate and are in accordance with Canadian generally accepted accounting principles ("GAAP"), to conduct investigations, or to assure compliance with laws and regulations or the Corporation's internal policies, procedures and controls, as these are the responsibility of management and in certain cases the external auditor, as the case may be.

Section 2 Composition of the Committee and Meetings

1. The Audit Committee must be constituted as required under Multilateral Instrument 52-110, as it may be amended from time to time ("MI 52-110"). At the date hereof, the requirements of MI 52-110 as regards composition do not apply to the Corporation as a "venture issuer".

2. The members of the Committee shall be elected by the Board on an annual basis or until their successors shall be duly appointed. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

3. Any member of the Audit Committee may be removed or replaced at any time by the Board of Directors and shall cease to be a member of the Audit Committee on ceasing to be a Trustee. The Board of Directors may fill vacancies on the Audit Committee by election from among the Board of Directors. If and whenever a vacancy shall exist on the Audit Committee, the remaining members may exercise all of its powers so long as a quorum remains.

4. The Committee shall meet at least four times annually, or more frequently as circumstances require.

5. The Committee may ask members of management or others to attend meetings and provide pertinent information as necessary. For purposes of performing their duties, members of the Committee shall have full access to all corporate information and any other information deemed appropriate by them, and shall be permitted to discuss such information and any other matters relating to the financial position of the Corporation with senior employees, officers and the external auditor of the Corporation or the Corporation, and others as they consider appropriate.

6. In order to foster open communication, the Committee or its Chair shall meet at least annually with management and the external auditor in separate sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately. In addition, the Committee or its Chair should meet with management quarterly in connection with the Corporation's interim financial statements.

7. Quorum for the transaction of business at any meeting of the Committee shall be a majority of the number of members of the Committee or such greater number as the Committee shall determine by resolution.

8. Meetings of the Audit Committee shall be held from time to time and at such place as any member of the Committee shall determine upon reasonable notice to each of its members, which shall not be less than 48 hours. The notice period may be waived by all members of the Committee. Each of the Chairman of the Board and the external auditor, and the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Corporation, shall be entitled to request that any member of the Committee to call a meeting.

9. The Committee shall determine any desired agenda items.

Section 3 Activities

The Audit Committee shall, in addition to the matters described in Section 1:

1. Review and recommend to the Board changes to this Charter as considered appropriate from time to time.

2. Review the public disclosure regarding the Audit Committee required by MI 52-110.

3. Review and discuss, on an annual basis, with the external auditor all significant relationships they have with the Corporation to assess their independence.

4. Review the performance of the external auditor and any proposed discharge of the external auditor when circumstances warrant.

5. Periodically consult with the external auditor out of the presence of management about significant risks or exposures, internal controls and other steps that management has taken to control such risks, and the fullness and accuracy of the financial statements, including the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

6. Arrange for the external auditor to be available to the Committee and the Board of Directors as needed.

7. Review the integrity of the financial reporting processes, both internal and external, in consultation with the external auditor.

8. Consider the external auditor's judgments about the quality, transparency and appropriateness, not just the acceptability, of the Corporation's and/or the Corporation's accounting principles and financial disclosure practices, as applied in its financial reporting, including the degree of aggressiveness or conservatism of its accounting principles and underlying estimates, and whether those principles are common practices or are minority practices.

9. Review all material balance sheet issues, material contingent obligations (including those associated with material acquisitions or dispositions) and material related party transactions.

10. Consider proposed major changes to the Corporation's and/or the Corporation's accounting principles and practices.

11. If considered appropriate, establish separate systems of reporting to the Committee by each of management and the external auditor.

12. Review the scope and plans of the external auditor's audit and reviews. The Committee may authorize the external auditor to perform supplemental reviews or audits as the Committee may deem desirable.

13. Periodically consider the need for an internal audit function, if not present.

14. Following completion of the annual audit and, if applicable, quarterly reviews, review separately with each of management and the external auditor any significant changes to planned procedures, any difficulties encountered during the course of the audit and, if applicable, reviews, including any restrictions on the scope of work or access to required information and the cooperation that the external auditor received during the course of the audit and, if applicable, reviews.

15. Review with the external auditor and management significant findings during the year and the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented. This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.

16. Review activities, organizational structure and qualifications of the chief financial officer and the staff in the financial reporting area and see to it that matters related to succession planning are raised for consideration by the Board of Directors.

17. Review management's program of risk assessment and steps taken to address significant risks or exposures of all types, including insurance coverage and tax compliance.

Section 4 General Matters

1. The Committee is authorized to retain independent counsel, accountants, consultants and any other professionals ("Advisors") it deems necessary to carry out its duties, and the Committee shall have the authority to determine the compensation of and to cause the Corporation or the Corporation to pay any such Advisors.

2. The Committee is authorized to communicate directly with the external (and, if applicable, internal) auditors as it sees fit.

3. If considered appropriated by it, the Committee is authorized to conduct or authorize investigations into any matters within the Committee's scope of responsibilities, and to perform any other activities as the Committee deems necessary or appropriate.

4. Notwithstanding the foregoing and subject to applicable law, the Committee shall not be responsible for preparing financial statements, for planning or conducting internal or external audits or for determining that the Corporation's and/or its subsidiaries' financial statements are complete and accurate and are in accordance with generally accepted accounting principles, as these are the responsibility of management and in certain cases the external auditor, as the case may be. Nothing contained in this Charter is intended to make the Committee liable for any non-compliance by the Corporation or its subsidiaries with applicable laws or regulations.

5. The Committee is a committee of the Board of Directors and is not and shall not be deemed to be an agent of the Corporation's shareholders for any purpose whatsoever. The Board of Directors may, from time to time, permit departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to shareholders of the

0

BFS ENTERTAINMENT & MULTIMEDIA LIMITED

360 Newkirk Road
Richmond Hill, Ontario
L4C 3G7

SEC EXEMPTION #82-4245

Proxy solicited by management for use at the Annual Meeting of Shareholders to be held on September 11, 2007

The undersigned shareholder of **BFS ENTERTAINMENT & MULTIMEDIA LIMITED** (the "Corporation") hereby appoints Denis B.E. Donnelly, President and Chief Executive Officer, or failing him, David Chapman, Secretary, or failing either of them ______________________ as proxy for the undersigned to attend, vote and act for and on behalf of the undersigned at the annual meeting of shareholders of the Corporation (the "Meeting") to be held at 11:00 a.m. on September 11, 2007 at the offices of Stikeman Elliott LLP, Commerce Court West, Suite 5300, 199 Bay Street, Toronto, Ontario, Canada and at any adjournment or postponement thereof, with full power of substitution, in the same manner, to the same extent and with the same power as if the undersigned were present at the Meeting or such adjournment or postponement thereof; provided, however, that without limiting the general authorization and power hereby given, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote the Common Shares registered in the name of the undersigned as follows:

1. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the election of the nominees of management as directors;

2. [ ] **VOTE FOR** or [ ] **WITHHOLD VOTE** with respect to the reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors, and the authorization of the directors to fix their remuneration; and

3. **IN HIS/HER DISCRETION** with respect to amendments to the above matters and on such other business as may properly come before the Meeting or any adjournment thereof.

DATED: ________________, 2007

____
Signature of Shareholder

____
Name of Shareholder (please print)

____
Number of Common Shares Held

Notes:

1. Reference is made to the accompanying management information circular for more information regarding the use of this proxy and the Meeting.

2. A proxy must be dated and signed by the shareholder or by the shareholder's duly authorized attorney or other legal representative. Any such attorney or representative must provide proof of authority to sign on behalf of the registered shareholder. If the shareholder is a corporation, the proxy must be signed by an officer of such corporation or by such corporation's duly authorized attorney.

3. If not dated, this proxy shall be deemed to bear the date on which it was mailed.

4. A shareholder who has common shares registered in the name of a securities dealer or broker should contact such dealer or broker for instructions in voting their common shares.

5. **A shareholder has the right to appoint a person other than as designated above to represent him or her at the Meeting, either by striking out the names of the persons designated above and inserting such other person's name in the blank space provided, or by completing another proper form of proxy and, in either case, delivering the completed proxy to CIBC Mellon Trust Company in the reply envelope provided at the address below.**

6. The common shares represented by this proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for. **In the absence of direction, common shares represented by this proxy will be voted FOR each of the matters referred to herein.**

7. A completed proxy must be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department, so as to arrive prior to 10:00 a.m. (Toronto time) on September 11, 2007 (or prior to 10:00 a.m. (Toronto time) at least one business day preceding the date of any adjournment or postponement of the Meeting) or with the Chair or the scrutineers of the Meeting prior to commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof. The address of CIBC Mellon Trust Company is, if delivered in person 320 Bay Street, Banking Hall, Toronto, ON M5H 4A6 or if delivered by mail (other than in the prepaid envelope provided), 320 Bay Street, P.O. Box 1, Toronto, ON M5H 4A6. A completed proxy may also be delivered to the Corporation c/o CIBC Mellon Trust Company, Proxy Department by facsimile at (416) 368-2502.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Denis B.E. Donnelly, the President and Chief Executive Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 5, 2007;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 21, 2007

"signed" Denis B.E. Donnelly
President and Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, John Grzybowski, the Chief Financial Officer of BFS Entertainment & Multimedia Limited, certify that:

1) I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of BFS Entertainment & Multimedia Limited (the issuer) for the period ending May 5, 2007;

2) Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3) Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4) The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;
   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
   c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5) I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 21, 2007

"signed" John Grzybowski
Chief Financial Officer

FEE RULE

SEC EXEMPTION #82-4245

FORM 13-502F1

CLASS 1 REPORTING ISSUERS – PARTICIPATION FEE

Reporting Issuer Name: BFS Entertainment & Multimedia Limited

Fiscal year end date used to calculate capitalization: May 5, 2007

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	(i) 7,828,333	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	(ii) $0.389	
Market value of class or series	(i) X (ii) =	(A) $3,045,222
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		(B) -

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		(C) -
(Repeat for each class or series of securities)		(D) -

Capitalization

(Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$3,045,222

Participation Fee $600

(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable

(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year = ______

12

Late Fee, if applicable

(As determined under section 2.5 of the Rule) -

CIBC Mellon Trust Company

CIBC Mellon

August 21, 2007

ops@ccnmatthews.com
cc : jgrzybowski@bfsent.com

TSX Venture

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Dear Sirs:

RE: BFS ENTERTAINMENT & MULTIMEDIA LIMITED

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on August 21, 2007:

X Proxy

X Notice of Meeting/Information Circular

X MD & A

X Annual Report for the Fiscal Year Ended April 30, 2007

X Annual Financial Statements for the Fiscal Year Ended April 30, 2007
X Supplemental Card

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,

CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Associate Manager, Trust Central Services

bb\CM_BFS

SEC EXEMPTION #82-4245

CIBC Mellon Trust Company

CIBC Mellon

July 17, 2007

TSX Venture

Alberta Securities Commission

Ontario Securities Commission

British Columbia Securities Commission

Dear Sirs:

RE: BFS ENTERTAINMENT & MULTIMEDIA LIMITED

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Shareholders:

DATE OF MEETING:	September 11, 2007
RECORD DATE FOR NOTICE:	August 7, 2007
RECORD DATE FOR VOTING:	August 7, 2007
BENEFICIAL OWNERSHIP DETERMINATION DATE:	August 7, 2007
SECURITIES ENTITLED TO NOTICE:	N/A
SECURITIES ENTITLED TO VOTE:	COMMON

Yours very truly,

CIBC MELLON TRUST COMPANY

Vijaya Murugaanandan
Associate Manager, Trust Central Services

cc: CDS & Co. (Via Fax)

bb\NM_BFS

SEC EXEMPTION #82-4245

Annual Meeting of the Shareholders of
BFS Entertainment & Multimedia Limited (the "Issuer")

September 11, 2007
Toronto, Ontario

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
(Section 11.3)

Matters Voted Upon

Item		**Outcome of Vote**	**Votes by Ballot**	
			Votes For	**Votes Withheld/Against**
1.	The election of the following nominees as directors of the Issuer for the ensuing year or subject to the Issuer's by-laws and to applicable laws, until their successors are elected or appointed: (a) Denis B.E. Donnelly (b) David E. Chapman (c) Warren Palitz (d) Mark Shoniker (e) C. Mark Zeilstra	passed	N/A	N/A
2.	The reappointment of Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting and authorizing the directors to fix their remuneration.	passed	N/A	N/A

DATED this 4th day of October, 2007.

BFS Entertainment & Multimedia Limited

By: "signed" Denis B.E. Donnelly

Name: Denis B.E. Donnelly

Title: President & CEO

4868574\v1

END